UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Venator Materials PLC
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G9329Z100
(CUSIP Number)

Jerry Truzzolino
SK Praetorian Holdings, L.P.
430 Park Avenue, 18th Floor
New York, NY 10022
(646) 278-1370
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9329Z100

1	NAMES OF REPORTING PERSONS
SK Praetorian Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,429,807

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,429,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,429,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.75%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]
All calculations of percentage ownership herein are based on a total of 106,741,653 Ordinary Shares issued and outstanding as of November 1, 2020, as reported on the Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) by the Company on November 5, 2020.

1	NAMES OF REPORTING PERSONS
SK Praetorian GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,429,807

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,429,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,429,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
SK Capital Investment V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,429,807

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,429,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,429,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
SK Capital Investment V, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,429,807

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,429,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,429,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Jamshid Keynejad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,429,807

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,429,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,429,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Barry Siadat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,429,807

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,429,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,429,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to ordinary shares, $0.001 par value per share (the “Ordinary Shares”), of Venator Materials PLC, a public limited liability company incorporated under the laws of England and Wales (the “Company”). According to the Company, the address of its principal executive office is Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom.

Item 2.	Identity and Background.

(a)
This statement is being jointly filed by the following entities and individuals (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this statement, attached as Exhibit 1 hereto (the “Joint Filing Agreement”):

1.	SK Praetorian Holdings, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“SK Praetorian Holdings”);

2.	SK Praetorian GP, LLC, an exempted limited liability company organized under the laws of the Cayman Islands;

3.	SK Capital Investment V, L.P., an exempted limited partnership organized under the laws of the Cayman Islands;

4.	SK Capital Investment V, Ltd., an exempted company organized under the laws of the Cayman Islands;

5.	Jamshid Keynejad, a citizen of the United States, serving as a director of SK Capital Investment V, Ltd.; and

6.	Barry Siadat, a citizen of the United States, serving as a director of SK Capital Investment V, Ltd.

(b)	The address of the principal business office of each of the Reporting Persons is 430 Park Avenue, 18th Floor New York, NY 10022.

(c)
The principal occupation of each of Mr. Keynejad and Mr. Siadat is serving as an executive of the funds affiliated with SK Capital Partners, LP. The principal business of the other Reporting Persons is direct or indirect investment in financial assets.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to that certain Share Purchase Agreement, dated as of August 28, 2020 (the “Share Purchase Agreement”) by and among SK Praetorian Holdings and Huntsman International LLC, a limited liability company organized under the laws of the State of Delaware (the “Seller”), SK Praetorian Holdings agreed to purchase depository receipts representing the lesser of (i) all of the 52,118,568 Ordinary Shares owned by Huntsman (Holdings) Netherlands B.V., a private limited liability company organized under the laws of the Netherlands (“HHN”) and a wholly-owned subsidiary of the Seller, and (ii) such number of Ordinary Shares owned by HHN as of immediately prior to the Closing Date (as defined below) that represents 39.75% of the then-outstanding Ordinary Shares of the Company (such depository receipts, the “Purchased Shares”) for a price equal to $2.15 multiplied by the number of Ordinary Shares underlying the Purchased Shares, payable in cash. On December 23, 2020 (the “Closing Date”), SK Praetorian Holdings purchased the Purchased Shares, representing 42,429,807 Ordinary Shares, or 39.75% of the then-outstanding Ordinary Shares of the Company, for a total purchase price of $91,224,085.

Under that certain Option Agreement, dated as of August 28, 2020 (the “Option Agreement” and, together with the Share Purchase Agreement, the “Agreements”), by and among SK Praetorian Holdings and the Seller, the Seller granted to SK Praetorian Holdings an option to purchase from HHN depository receipts representing all of the Ordinary Shares owned by HHN, other than the Ordinary Shares that underlie the Purchased Shares (such depository receipts, the “Option Shares”), at a purchase price of $2.15 multiplied by the number of Ordinary Shares underlying the Option Shares.  As of December 23, 2020, the Option Shares correspond to 9,688,761 Ordinary Shares, as such number may be adjusted for stock dividend, recapitalization, stock split-up, combination, exchange or other similar event that directly affects the Company’s capitalization or the Ordinary Shares. The Options are not exercisable so long as such exercise would result in a default or an “Event of Default” under any Credit Agreement (as defined in the Option Agreement) and are therefore not currently exercisable.  Subject to the immediately preceding sentence, the Options are exercisable at any time prior to 5:00 p.m. New York City time on June 23, 2023 (the “Expiration Date”).  As consideration for the Options, SK Praetorian paid a non-refundable option fee (the “Option Fee”) of $8,000,000 to the Seller.

The source of funds for the acquisition of the Purchased Shares under the Share Purchase Agreement and for the payment of the Option Fee was from funds held by SK Praetorian Holdings.

The foregoing description of the Share Purchase Agreement and the Option Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement and the Option Agreement, respectively, which is attached as Exhibits 2 and 3, respectively, to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis.  Depending on various factors, including, but not limited to, the Company’s financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Ordinary Shares or other securities of the Company or continue to hold, or cause affiliates to hold, Ordinary Shares or other securities of the Company (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons have and intend to continue to engage in discussions with management or the board of directors of the Company about its business, operations, strategy, plans and prospects, from time to time.  In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the Company, stockholders or other securityholders of the Company and other relevant parties or take other actions concerning any extraordinary corporate transaction, a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization, other material changes in the Company’s business or corporate structure, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Company, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)	The Reporting Persons beneficially own 42,429,807 Ordinary Shares. The Reporting Persons purchased 42,429,807 Ordinary Shares on the Closing Date pursuant to the Share Purchase Agreement.

(b)
See items 1 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)	Except as discussed herein, the Reporting Persons have not effected any transaction in Common Stock during the past 60 days.

(d)
To the best knowledge of the Reporting Persons, no other person besides the Reporting Persons or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 relating to the Agreements is incorporated by reference into this Item 6.

Registration Rights Agreement

On the Closing Date, SK Praetorian Holdings, the Seller and HHN executed an instrument (the “Assignment and Assumption Agreement”) pursuant to which the Seller and HHN assigned, conveyed and transferred to SK Praetorian Holdings all of the Seller’s and HHN’s rights under that certain Registration Rights Agreement, dated as of August 8, 2017 (the “Registration Rights Agreement”), by and among the Company, the Seller and HHN, with respect to the Purchased Shares (including, for the avoidance of doubt, the Ordinary Shares underlying the Purchased Shares, but not any rights with respect to the Option Shares) and SK Praetorian Holdings assumes all of the Seller’s and HHN’s obligations under the Registration Rights Agreement with respect to the Purchased Shares (including, for the avoidance of doubt, the Ordinary Shares underlying the Purchased Shares, but not any rights with respect to the Option Shares).

Pursuant to the Option Agreement, SK Praetorian Holdings, the Seller and HHN agreed to execute on the closing of the purchase and sale of the Option Shares an instrument pursuant to which the Seller and HHN shall assign, convey and transfer to SK Praetorian Holdings all of the Seller’s and HHN’s rights under the Registration Rights Agreement with respect to the Option Shares (including, for the avoidance of doubt, the Ordinary Shares underling the Option Shares) and SK Praetorian Holdings shall assume all of the Seller’s and HHN’s obligations under the Registration Rights Agreement with respect to the Option Shares (including, for the avoidance of doubt, the Ordinary Shares underlying the Option Shares).

Pursuant to the Registration Rights Agreement, among other things and subject to certain restrictions, the Company is required to file with the SEC a registration statement under the Securities Act of 1933, as amended, registering for resale the Purchased Shares held by SK Praetorian Holdings and to conduct certain underwritten offerings upon SK Praetorian Holdings’s request. The Registration Rights Agreement also provides SK Praetorian Holdings with customary piggyback registration rights.

The foregoing description of the Assignment and Assumption Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Assignment and Assumption Agreement and the Registration Rights Agreement, respectively, which is attached as Exhibits 4 and 5, respectively, to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Ordinary Shares beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

The following document is filed as exhibit to this statement:

Exhibit 1	Joint Filing Agreement, dated as of December 23, 2020, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Share Purchase Agreement, dated as of August 28, 2020, by and among Huntsman International LLC and SK Praetorian Holdings, L.P.

Exhibit 3	Option Agreement, dated as of August 28, 2020, by and among Huntsman International LLC and SK Praetorian Holdings, L.P.

Exhibit 4	Assignment and Assumption Agreement, dated as of December 23, 2020, by and among Huntsman International LLC, SK Praetorian Holdings, L.P. and Huntsman (Holdings) Netherlands B.V.

Exhibit 5
Registration Rights Agreement, dated as of August 8, 2017, by and among Venator Materials PLC, Huntsman International LLC and Huntsman (Holdings) Netherlands B.V. (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-38176) filed with the SEC on August 11, 2017).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2020

SK PRAETORIAN HOLDINGS, L.P.

By:	/s/ Jerry Truzzolino
Name:	Jerry Truzzolino
Title:	Authorized Signatory

SK PRAETORIAN GP, LLC

By:	/s/ Jerry Truzzolino
Name:	Jerry Truzzolino
Title:	Authorized Signatory

SK CAPITAL INVESTMENT V, L.P.

By:	/s/ Jerry Truzzolino
Name:	Jerry Truzzolino
Title:	Authorized Signatory

SK CAPITAL INVESTMENT V, LTD.

By:	/s/ Jerry Truzzolino
Name:	Jerry Truzzolino
Title:	Authorized Signatory

JAMSHID KEYNEJAD

By:	/s/ Jamshid Keynejad

BARRY SIADAT

By:	/s/ Barry Siadat